                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                =================

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       STARTECH ENVIRONMENTAL CORPORATION

--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No par value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    855906103

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                                 (CUSIP Number)

                              3000 West Dundee Road
                                    Suite 105
                              Northbrook, IL 60062
                            Attention: Sheldon Drobny
                           Telephone no. 847-562-0700

--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 14, 2003

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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 855906103

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    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Paradigm / Startech 2000 L.P.
           FEIN: 38-3659109
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois

--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                         -0-
   NUMBER OF      --------------------------------------------------------------
     SHARES       8      SHARED VOTING POWER
  BENEFICIALLY           126,923(1)
    OWNED BY      --------------------------------------------------------------
     EACH         9      SOLE DISPOSITIVE POWER
   REPORTING             -0-
  PERSON WITH     --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         126,923(1)
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           126,923(1)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.7%(2)
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

(1)   Includes a Warrant to purchase 126,923 shares of Common Stock.

(2) Based on 17,497,944 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q filed on June 2, 2004

CUSIP No: 855906103

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Paradigm / Startech 2002 L.P.
           FEIN: 73-1668895
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois

--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                         -0-
   NUMBER OF      --------------------------------------------------------------
     SHARES       8      SHARED VOTING POWER
  BENEFICIALLY           1,764,706(1)
    OWNED BY      --------------------------------------------------------------
     EACH         9      SOLE DISPOSITIVE POWER
   REPORTING             -0-
  PERSON WITH     --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         1,764,706 (1)
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,764,706 (1)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.1%(2)
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

(1) Includes 882,353 shares of Common Stock and a Warrant to purchase 882,353 shares of Common Stock.

(2) Based on 17,497,944 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q filed on June 2, 2004

CUSIP No: 855906103

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Paradigm Millennium Fund L.P.
           FEIN: 36-4402849
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois

--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                         -0-
   NUMBER OF      --------------------------------------------------------------
     SHARES       8      SHARED VOTING POWER
  BENEFICIALLY           530,974(1)
    OWNED BY      --------------------------------------------------------------
     EACH         9      SOLE DISPOSITIVE POWER
   REPORTING             -0-
  PERSON WITH     --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         530,974(1)
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           530,974(1)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.0%(2)

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

(1) Includes 265,487 shares of Common Stock and a Warrant to purchase 265,487 shares of Common Stock.

(2) Based on 17,497,944 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q filed on June 2, 2004

CUSIP No: 855906103

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Paradigm / Environmental 2004 L.P.
           FEIN: 30-0226503
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois

--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                         505,664(1)
   NUMBER OF      --------------------------------------------------------------
     SHARES       8      SHARED VOTING POWER
  BENEFICIALLY           -0-
    OWNED BY      --------------------------------------------------------------
     EACH         9      SOLE DISPOSITIVE POWER
   REPORTING             505,664 (1)
  PERSON WITH     --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           505,664 (1)

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.9%(2)

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

(1) Includes 252,832 shares of Common Stock and a Warrant to purchase 252,832 shares of Common Stock.

(2) Based on 17,497,944 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q filed on June 2, 2004

 CUSIP No: 855906103

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Paradigm Group LLC
           FEIN: 36-4207221
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois

--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                         173,913
   NUMBER OF      --------------------------------------------------------------
     SHARES       8      SHARED VOTING POWER
  BENEFICIALLY           2,928,267 (1)
    OWNED BY      --------------------------------------------------------------
     EACH         9      SOLE DISPOSITIVE POWER
   REPORTING             173,913
  PERSON WITH     --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         2,801,344 (1)
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,102,180(1)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           17.7%(2)
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

(1) Includes 265,487 shares of Common Stock and a Warrant to purchase 265,487 shares of Common Stock held by Paradigm Millennium Fund L.P., 252,832 shares of Common Stock and a Warrant to purchase 252,832 shares of Common Stock held by Paradigm / Environmental 2004 L.P., and 882,353 shares of Common Stock and a Warrant to purchase 882,353 shares of Common Stock held by Paradigm / Startech 2002 L.P., and a Warrant to purchase 126,923 of Common Stock held by Paradigm / Startech 2000 L.P.

(2) Based on 17,497,944 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q filed on June 2, 2004

CUSIP No: 855906103

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Sheldon Drobny

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                         -0-
   NUMBER OF      --------------------------------------------------------------
     SHARES       8      SHARED VOTING POWER
  BENEFICIALLY           3,102,180(1)
    OWNED BY      --------------------------------------------------------------
     EACH         9      SOLE DISPOSITIVE POWER
   REPORTING             -0-
  PERSON WITH     --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         3,102,180(1)
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,102,180(1)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           17.7%(2)
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

(1) Includes 173,913 shares of Common Stock held by Paradigm Group, LLC, 265,487 shares of Common Stock and a Warrant to purchase 265,487 shares of Common Stock held by Paradigm Millennium Fund L.P., 252,832 shares of Common Stock and a Warrant to purchase 252,832 shares of Common Stock held by Paradigm / Environmental 2004 L.P., and 882,353 shares of Common Stock and a Warrant to purchase 882,353 shares of Common Stock held by Paradigm / Startech 2002 L.P., and a Warrant to purchase 126,923 of Common Stock held by Paradigm / Startech 2000 L.P.

(2) Based on 17,497,944 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q filed on June 2, 2004

ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D relate to the common stock, no par value (the "Common Stock") of Startech Environmental Corporation, a Colorado corporation ("Startech"). The principal executive offices of Startech are located at 15 Old Danbury Road, Suite 203 Wilton, Connecticut 06897 4310.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) This Schedule 13D is filed by (i) Paradigm Millennium Fund L.P. ("Millennium"), with respect to shares of Common Stock and a Warrant to purchase shares of Common Stock beneficially owned by it, (ii) Paradigm / Environmental 2004 L.P. ("Environmental"), with respect to shares of Common Stock and a Warrant to purchase shares of Common Stock beneficially owned by it, (iii) Paradigm / Startech 2002 L.P. ("Startech 2002") with respect to shares of Common Stock and a Warrant to purchase shares of Common Stock beneficially owned by it,
(iv) Paradigm / Startech 2000 L.P. ("Startech 2000") with respect to a Warrant to purchase shares of Common Stock beneficially owned by it, (v) Paradigm Group LLC ("General Partner") with respect to shares of Common Stock and Warrants to purchase Common Stock beneficially owned by it and (vi) Sheldon Drobny ("Drobny") with respect to shares of Common Stock and Warrants to purchase Common Stock beneficially owned by him.

      (b) The address of each of Millennium, Environmental, Startech 2002, Startech 2000, the General Partner and Drobny is 3000 West Dundee Road Suite 105 Northbrook, IL 60062.

      (c) Millennium, Environmental, Startech 2002, Startech 2000 are each private investment funds engaged in holding investments. The General Partner is the general partner of each of Millennium, Environmental, Startech 2002, Startech 2000. Drobny is the managing director of the General Partner.

      (d) None of Millennium, Environmental, Startech 2002, Startech 2000, the General Partner or Drobny has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of Millennium, Environmental, Startech 2002, Startech 2000, the General Partner or Drobny has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Millennium is an Illinois limited partnership, Environmental is an Illinois limited partnership, Startech 2002 is an Illinois limited partnership, Startech 2000 is an Illinois limited partnership, the General Partner is an Illinois limited liability company and Drobny is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Startech 2000 contributed $330,000 from its working capital to Startech to purchase 126,923 shares of Common Stock of Startech and a Warrant to purchase 126,923 shares of Common Stock of Startech for $3.34 per share. Startech previously sold the shares of Common Stock it held, and, as a result, it holds the Warrant to purchase 126,923 shares of Common Stock of Startech.

      On January 14, 2003 Startech 2002 contributed $750,000 from its working capital to Startech to purchase 882,353 shares of Common Stock of Startech and a Warrant to purchase 882,353 share of Common Stock of Startech for $1.80 per share.

      On December 19, 2003 the General Partner contributed $200,000 from its working capital to Startech to purchase 173,913 shares of Common Stock of Startech.

      In February 2004 Millennium contributed $600,000 from its working capital to Startech to purchase 265,487 shares of Common Stock of Startech and a Warrant to purchase 265,487 share of Common Stock of Startech with the exercise price for one-third of the Warrant at $4.89, one-third of the Warrant for $5.89 and one-third of the Warrant for $6.89.

      In February 2004 Environmental contributed $571,400 from its working capital to Startech to purchase 252,832 shares of Common Stock of Startech and a Warrant to purchase 252,832 share of Common Stock of Startech with the exercise price for one-third of the Warrant at $4.89, one-third of the Warrant for $5.89 and one-third of the Warrant for $6.89.

ITEM 4. PURPOSE OF TRANSACTION.

      Except as set forth above, None of Millennium, Environmental, Startech 2002, Startech 2000, the General Partner or Drobny plans or proposals that relate to or would result in any of the following:

      (a) The acquisition of additional securities of Startech, or the disposition of securities of Startech;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Startech;

      (c)   A sale or transfer of a material amount of assets of Startech;

      (d) Any material change in the present capitalization or dividend policy of Startech;

      (e) Any other material change in Startech's business or corporate structure;

      (f) Changes in Startech's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Startech by any person;

      (g) Causing a class of securities of Startech to be delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

      (h) A class of equity securities of Startech becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

      (i)   Any action similar to those enumerated above.

      Any decision by any of the reporting persons in the future to take any such actions with respect to Startech or its securities will depend upon several factors, including the prospects of Startech, general market and economic conditions and other factors deemed relevant.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, Startech 2000 beneficially owns 126,923 shares of Common Stock of Startech which consists of a Warrant to purchase 126,923 shares of Startech Common Stock which is exercisable immediately, which constitutes approximately 0.7% of the 17,497,944 shares of Common Stock outstanding as of June 2, 2004 as reported in Startech's Form 10-Q filed on June 2, 2004.

      As of the date hereof, Startech 2002 beneficially owns 1,764,704 shares of Common Stock of Startech which consists of 882,353 shares of Common Stock and a Warrant to purchase 882,353 shares of Startech Common Stock which is exercisable immediately, which constitutes approximately 10.1% of the 17,497,944 shares of Common Stock outstanding as of June 2, 2004 as reported in Startech's Form 10-Q filed on June 2, 2004.

      As of the date hereof, Millennium beneficially owns 530,974 shares of Common Stock of Startech which consists of 265,487 shares of Common Stock and a Warrant to purchase 265,487 shares of Startech Common Stock which is exercisable immediately, which constitutes approximately 3.0% of the 17,497,944 shares of Common Stock outstanding as of June 2, 2004 as reported in Startech's Form 10-Q filed on June 2, 2004.

      As of the date hereof, Environmental beneficially owns 505,664 shares of Common Stock of Startech which consists of 252,832 shares of Common Stock and a Warrant to purchase 252,832 shares of Startech Common Stock which is exercisable immediately, which constitutes approximately 2.9% of the 17,497,944 shares of Common Stock outstanding as of June 2, 2004 as reported in Startech's Form 10-Q filed on June 2, 2004.

      As of the date hereof, the General Partner beneficially owns 173,913 shares of Common Stock of Startech. In its capacity as the General Partner of Startech 2000, Startech 2002, Millennium and Environmental, the General Partner may also be deemed to own 2,928,267 shares of Common Stock of Startech. As a result, the General Partner may be deemed to beneficially own 3,102,180 shares of Common Stock, which constitutes approximately 17.7% of the 17,497,944 shares of Common Stock outstanding as of June 2, 2004 as reported in Startech's Form 10-Q filed on June 2, 2004.

      As of the date hereof, Drobny, in his capacity as a managing director of the General Partner may be deemed to beneficially own 3,102,180 shares of Common Stock, which constitutes approximately 17.7% of the 17,497,944 shares of Common Stock outstanding as of June 2, 2004 as reported in Startech's Form 10-Q filed on June 2, 2004.

      (b) Startech 2000 has shared power to vote and dispose of 126,923 shares of Common Stock of Startech.

      Startech 2002 has shared power to vote and dispose of 1,764,704 shares of Common Stock of Startech which consists of 882,353 shares of Common Stock and a Warrant to purchase 882,353 shares of Startech Common Stock which is exercisable immediately.

      Millennium has shared power to vote and dispose of 530,974 shares of Common Stock of Startech which consists of 265,487 shares of Common Stock and a Warrant to purchase 265,487 shares of Startech Common Stock which is exercisable immediately.

      Environmental has shared power to vote and dispose of 505,664 shares of Common Stock of Startech which consists of 252,832 shares of Common Stock and a Warrant to purchase 252,832 shares of Startech Common Stock which is exercisable immediately.

      The General Partner has sole power to vote and dispose of 173,913 shares of Common Stock of Startech. In its capacity as the General Partner of Startech 2000, Startech 2002, Millennium and Environmental, the General Partner has shared power to vote and dispose of 2,928,267 shares of Common Stock of Startech.

      Drobny, in his capacity as a managing director of the General Partner has shared power to vote and dispose of 3,102,180 shares of Common Stock.

      (c) Other than as described in Items 3 and 4 above, none of reporting persons has engaged in any transactions in the Common Stock within the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as set forth in Item 4 of this Schedule 13D, none of Millennium, Environmental, Startech 2002, Startech 2000, the General Partner or Drobny has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Startech, including but not limited to transfer or voting of any of the securities of Startech, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Startech.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2004

                                    PARADIGM/STARTECH 2000, L.P.

                                    By: Paradigm Group, LLC, its general partner

                                        By: /s/ Sheldon Drobny
                                            ------------------------------------
                                        Name: Sheldon Drobny
                                        Title: Managing Director

                                    PARADIGM/STARTECH 2002, L.P.

                                    By: Paradigm Group, LLC, its general partner

                                        By: /s/ Sheldon Drobny
                                            ------------------------------------
                                        Name: Sheldon Drobny
                                        Title: Managing Director

                                    PARADIGM MILLENIUM FUND, L.P.

                                    By: Paradigm Group, LLC, its general partner

                                        By: /s/ Sheldon Drobny
                                            ------------------------------------
                                        Name: Sheldon Drobny
                                        Title: Managing Director

                                    PARADIGM ENVIRONMENTAL 2004, L.P.

                                    By: Paradigm Group, LLC, its general partner

                                        By: /s/ Sheldon Drobny
                                            ------------------------------------
                                        Name: Sheldon Drobny
                                        Title: Managing Director

                                    PARADIGM GROUP, LLC

                                    By: /s/ Sheldon Drobny
                                        ----------------------------------------
                                    Name: Sheldon Drobny
                                    Title: Managing Director

                                        /s/ Sheldon Drobny
                                        ----------------------------------------
                                    Sheldon Drobny